UNITED STATES
		      SECURITIES AND EXCHANGE COMMISSION
			   Washington, D.C. 20549

				SCHEDULE 13D
		 Under the Securities Exchange Act of 1934
			     (Amendment No. 19)*


			Red Lion Hotels Corporation
			     (Name of Issuer)

		  Common Stock, par value $0.01 per share
			(Title of Class of Securities)

				756764106
			      (CUSIP Number)


			    Alexander B. Washburn
		     c/o Columbia Pacific Advisors, LLC
		    1910 Fairview Avenue East, Suite 200
			Seattle, Washington 98102-3620
				(206) 728-9063

		 (Name, Address and Telephone Number of Person
		Authorized to Receive Notices and Communications)



				June 15, 2015
	    (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. [X]


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.








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Cusip No.  756764106		Schedule 13-D			Page 2 of 10


1.	Names of Reporting Persons
	Columbia Pacific Opportunity Fund, L.P.  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  WC


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Washington

			7.  Sole Voting Power
				2,510,105  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				2,510,105  (2)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	2,510,105

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	12.60%  (3)

14.	Type of Reporting Person
		PN


(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC (the "Adviser") has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 2,510,105 shares of Common Stock held directly Columbia Pacific Opportunity Fund, L.P. (the "Fund").

(3) Based on 19,918,778 shares of Common Stock outstanding as of March 31, 2015, as reported in the Company's Proxy Statement dated and filed on April 20, 2015.

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Cusip No.  756764106		Schedule 13-D			Page 3 of 10


1.	Names of Reporting Persons
	Columbia Pacific Real Estate Fund II, L.P.  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  WC


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Delaware

			7.  Sole Voting Power
				0

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			442,533  (2)
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				0

			10. Shared Dispositive Power
				442,533  (2)


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	442,533  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	2.22%  (3)

14.	Type of Reporting Person
		PN


(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 442,533 shares of Common Stock held directly by Columbia Pacific Real Estate Fund II, L.P.

(3) Based on 19,918,778 shares of Common Stock outstanding as of March 31, 2015, as reported in the Company's Proxy Statement dated and filed on April 20, 2015.

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Cusip No.  756764106		Schedule 13-D			Page 4 of 10


1.	Names of Reporting Persons
	Columbia Pacific Advisors, LLC  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Washington

			7.  Sole Voting Power
				2,510,105  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			442,533  (2)
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				2,510,105  (2)

			10. Shared Dispositive Power
				442,533  (2)


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	2,952,638

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	14.82%  (3)

14.	Type of Reporting Person
               IA


(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) The Adviser has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 2,510,105 shares of Common Stock held directly by the Fund and the 442,533 shares of Common Stock attributable to the Real Estate Fund.

(3) Based on 19,918,778 shares of Common Stock outstanding as of March 31, 2015, as reported in the Company's Proxy Statement dated and filed on April 20, 2015.

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Cusip No.  756764106		Schedule 13-D			Page 5 of 10


1.	Names of Reporting Persons
	Alexander B. Washburn  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				2,510,105  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			442,533  (2)
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				2,510,105  (2)

			10. Shared Dispositive Power
				442,533  (2)


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	2,952,638

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	14.82%  (3)

14.	Type of Reporting Person
               IN


(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) The Adviser has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 2,510,105 shares of Common Stock held directly by the Fund and the 442,533 shares of Common Stock attributable to the Real Estate Fund.

(3) Based on 19,918,778 shares of Common Stock outstanding as of March 31, 2015, as reported in the Company's Proxy Statement dated and filed on April 20, 2015.

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Cusip No.  756764106		Schedule 13-D			Page 6 of 10


1.	Names of Reporting Persons
	Daniel R. Baty  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				2,610,105  (2)(3)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			442,533  (2)
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				2,610,105  (2)(3)

			10. Shared Dispositive Power
				442,533  (2)


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	3,052,638

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	15.33%  (4)

14.	Type of Reporting Person
               IN


(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) The Adviser has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 2,510,105 shares of Common Stock held directly by the Fund and the 442,533 shares of Common Stock attributable to the Real Estate Fund.

(3) Mr. D. Baty has the sole power to vote or direct the vote of, and to dispose or direct the disposition of 100,000 shares of Common Stock held directly by him

(4) Based on 19,918,778 shares of Common Stock outstanding as of March 31, 2015, as reported in the Company's Proxy Statement dated and filed on April 20, 2015.

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Cusip No.  756764106		Schedule 13-D			Page 7 of 10


1.	Names of Reporting Persons
	Stanley L. Baty  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				2,510,105  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			442,533  (2)
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				2,510,105  (2)

			10. Shared Dispositive Power
				442,533  (2)


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	2,952,638

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	14.82%  (3)

14.	Type of Reporting Person
               IN


(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) The Adviser has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 2,510,105 shares of Common Stock held directly by the Fund and the 442,533 shares of Common Stock attributable to the Real Estate Fund.

(3) Based on 19,918,778 shares of Common Stock outstanding as of March 31, 2015, as reported in the Company's Proxy Statement dated and filed on April 20, 2015.

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Cusip No.  756764106		Schedule 13-D			Page 8 of 10

				EXPLANATORY NOTE

       This Amendment No. 19 amends and supplements the Schedule 13D filed jointly by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Fund"), Columbia Pacific Real Estate Fund II, L.P., a Delaware limited partnership (the "Real Estate Fund"), Columbia Pacific Advisors LLC, a Washington limited liability company (the "Adviser"), Alexander B. Washburn, a U.S. citizen, Daniel R. Baty, a U.S. citizen and Stanley L. Baty, a U.S. citizen (each a "Reporting Person" and collectively the "Reporting Persons") with the Securities and Exchange Commission on June 27, 2008, as amended on February 11, 2009, September 1, 2009, June 16, 2010, July 21, 2010, October 18, 2010,
December 1, 2010, January 20, 2011, May 10, 2011, July 7, 2011, August 29, 2011,
October 13, 2011, November 15, 2011, February 28, 2012, September 7, 2012, December 4 2012, December 10 2012, January 21, 2015 (January 21 is the first filing the Real Estate Fund became part of the Reporting Persons) and January 22, 2015 with respect to the common stock, par value $0.01 per share (the "Common Stock") of Red Lion Hotels Corporation (the "Company").

       Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and the Reporting Persons expressly disclaim membership in a group.

Except as specifically set forth herein, the Schedule 13D remains unmodified.


Item 4.	Purpose of Transaction

	Item 4 is hereby amended to add the following:

The Columbia Pacific Opportunity Fund, L.P. sold 2,987,343 shares at $7.00 per share in a private transaction to HNA RLH Investments LLC.


Item 5.	Interest in Securities of the Issuer

	The responses set forth in Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby replaced in its entirety by the following:

	(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons. Each of the Reporting Persons disclaims beneficial ownership of the Common Stock held by other Reporting Persons, except as expressly set forth below.

	(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition. Mr. Washburn, Mr. D. Baty and Mr. S. Baty serve as the managing members of the Adviser, which is the sole general partner of the Opportunity Fund and the investment manager of the Real Estate Fund, who are primarily responsible for all investment decisions regarding the Funds' investment portfolios. As a result of such role and otherwise by virtue of their relationship to the Funds and the Adviser, each may be deemed to have sole voting and dispositive power over the Common Stock directly beneficially owned by the Funds and, accordingly, may be deemed to indirectly beneficially own such Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein, except to the extent of their pecuniary interest therein.

	(c) The Reporting Persons have not made any transactions in the shares of Common Stock on behalf of the Fund or the Real Estate Fund in the past 60 days with the exception of the private transaction mentioned in Item 4.


Item 7.	Material to Be Filed as Exhibits

	Exhibit A:  Press Release regarding the share sale.
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Cusip No.  756764106		Schedule 13-D			Page 9 of 10



				SIGNATURES


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  June 16, 2015		COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.

			By:  	Columbia Pacific Advisors, LLC
				General Partner


				/s/ Alexander B. Washburn
			Name:  	Alexander B. Washburn
			Title: 	Managing Member



				COLUMBIA PACIFIC REAL ESTATE FUND II, L.P.

			By:  	Columbia Pacific Advisors, LLC
				Investment Manager


				/s/ Alexander B. Washburn
			Name:	Alexander B. Washburn
			Title: 	Managing Member



				COLUMBIA PACIFIC ADVISORS, LLC


			By:	/s/ Alexander B. Washburn
			Name:  	Alexander B. Washburn
			Title: 	Managing Member



				/s/ Alexander B. Washburn
				Alexander B. Washburn



				/s/ Daniel R. Baty
				Daniel R. Baty



				/s/ Stanley L. Baty
				Stanley L. Baty







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Cusip No.  756764106		Schedule 13-D			Page 10 of 10


				Exhibit A


HNA Group Acquires Investment in Red Lion Hotels Corporation

Seattle, WA - June 16, 2015 - Columbia Pacific Opportunity Fund, L.P. ("Columbia Pacific") and HNA Group Co., Limited ("HNA Group") announced today that HNA Group, through one of its subsidiaries, has acquired 2,987,343 shares of the common stock of Red Lion Hotels Corporation ("RLHC") directly from Columbia Pacific. Following this transaction, HNA Group will own 15.0% of the outstanding common stock of RLHC, and Columbia Pacific will continue to own 12.6%.

RLHC (NYSE: RLH) is a Pacific Northwest-based hospitality company with more than 130 locations in 31 states. The company is primarily engaged in the franchising, management and ownership of upscale, midscale and economy hotels under the Hotel RL, Red Lion Hotel, Red Lion Inn & Suites, GuestHouse International and Settle Inn brands.

In addition to its long term holdings of RLHC's common shares, Columbia Pacific Advisors has invested approximately $20 million in the past six months in RLHC-managed hotel assets, including a joint venture in 12 Red Lion hotels alongside Shelbourne Capital LLC and the purchase of the Red Lion Hotel Woodlake in Sacramento. Additionally, Mr. Alex Washburn was recently elected to the RLHC Board of Directors at its Annual Meeting of Shareholders.

"We believe that HNA, as a major global hospitality company, is an ideal investor for RLHC," said Mr. Washburn, co-founder of Columbia Pacific. "We remain one of the largest shareholders in RLHC and are excited to facilitate bringing this new investor to the company."

The HNA Group noted that "this investment in RLHC evidences our growing interest in North American hotel brands and real estate. We are excited about the future of our partnership with them."

As part of HNA Group's investment in RLHC, the Company has agreed to appoint one representative of HNA Group to its Board of Directors following its customary director candidate vetting process.

"We were thrilled to hear of the transaction between Columbia Pacific and HNA Group and welcome the confidence in our company shown by an international hospitality industry leader," said RLHC President & CEO Greg Mount.

About Columbia Pacific
Columbia Pacific Advisors, LLC manages more than $1 billion* across a variety of alternative investment strategies including private real estate, real estate debt, private equity, and special situation lending. The firm utilizes deep fundamental research designed to generate compelling, consistent risk-adjusted
returns.   The firm is headquartered in Seattle, WA.  For more information, please visit www.columbiapacific.com.
*Regulatory assets under management as of 3/31/15.

About HNA Group
HNA Group is a holding company, based in Haikou and Beijing, China, whose diversified businesses span airport services, air transportation, real estate, hospitality, travel services, retail, financial services, media, information technology, logistics and transportation.

About RLHC?
Red Lion Hotels Corporation is a hospitality company primarily engaged in the franchising, management and ownership of upscale, midscale and economy hotels under the Hotel RL, Red Lion Hotel, Red Lion Inn & Suites, GuestHouse International and Settle Inn brands. Established in 1959, the company has 130 hotels system wide and also owns and operates an entertainment and event ticket distribution business. For more information, please visit the company's website at www.redlion.com.